Exhibit 99.1

Sundial Granted a 180-Day Extension by Nasdaq to Regain Compliance with Minimum Bid Rule

CALGARY, AB, Feb. 8, 2022 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial" or the "Company") today announced that it has received an extension of 180 calendar days to regain compliance with Nasdaq's minimum bid price requirement.

As previously reported, the Company was notified by Nasdaq on August 9, 2021 that the bid price for its common shares was not in compliance with the Nasdaq minimum bid price requirement. At that time, the Company was required to regain compliance by February 7, 2022. The extension will allow the Company to regain compliance if the bid price for the Company's common shares closes at or above US$1.00 per share for a minimum of 10 consecutive trading days before August 8, 2022.

The Company intends to monitor the closing bid price of its common shares and has given written assurance to Nasdaq that it will, if necessary, implement available options to regain compliance with the minimum bid price requirement, including a reverse stock split.

ABOUT SUNDIAL GROWERS INC.

Sundial is a public company with the Sundial Shares traded on Nasdaq under the symbol "SNDL". Its business is reported and analyzed under three operating segments: Cannabis Operations, Cannabis Retail, and Investments.

As a licensed producer that crafts small-batch cannabis using state-of-the-art indoor facilities, Sundial's 'craft-at-scale' modular growing approach, award-winning genetics, and experienced growers set us apart. Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto, and Grasslands. Sundial also operates the Spiritleaf retail banner. Spiritleaf aims to be the most knowledgeable and trusted source of recreational cannabis by offering a premium consumer experience and quality curated cannabis products.

Sundial's investment operations seek to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

Sundial is proudly Albertan, headquartered in Calgary, AB, with operations in Olds and Rocky View County, Alberta, Canada. For more information on Sundial, please go to www.sndlgroup.com.

Forward-Looking Information Cautionary Statement
This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the Company's financing initiatives, operational goals, demand for the Company's products, the Company's ability to achieve profitability, the development of the legal cannabis market, future financings and the maintenance of production levels. In particular, any failure or delay in obtaining new financing would have a material adverse effect on our liquidity and impair our ability to operate as a going concern. In such a case, the Company would look to delay investments or capital expenditures and evaluate potential asset sales, but it could be forced to curtail operations or seek relief under bankruptcy or insolvency laws. In addition, depending on the development of the cannabis market and the Company's ability to capture any growth opportunities, future liquidity issues may continue to arise, which could have a material adverse effect on our business, results of operations and financial condition. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "likely", "outlook", "forecast", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see the risk factors identified in the Company's filings with the U.S. Securities and Exchange Commission, including those identified in the Company's Annual Report on Form 20-F, for a discussion of the material risks that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

View original content to download multimedia:https://www.prnewswire.com/news-releases/sundial-granted-a-180-day-extension-by-nasdaq-to-regain-compliance-with-minimum-bid-rule-301478057.html

SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/February2022/08/c9218.html

%CIK: 0001766600

For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., Telephone: 1.587.327.2017, Email: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 16:01e 08-FEB-22